May 20, 2010

Mr. H. Roger Schwall
Assistant Director
United States Security and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Re:	Southern Copper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 1-14066

Dear Mr. Schwall:

On behalf of Southern Copper Corporation (“Southern Copper” or the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit this response to your letter, dated May 6, 2010, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded each response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009, filed February 26, 2010

Engineering Comments

Risk Factors page 23

1.
In your statement of risk factors we note you indicate your company complies with certain “safety and occupational health” standards at your Peruvian and Mexican operations.  In future filings, please expand your disclosure by discussing the “safety and occupational” requirements in the countries you operate and safety programs your company employs to achieve these requirements.  With a view towards possible disclosure, provide us with the matrixes that you use to measure those items including any that you report to the relevant government authorities such as a lost time-injury frequency rate and a fatal injury frequency rate.

In future filings we will expand our risk factor disclosure to include the following:

“We are required to comply with occupational health and safety laws and regulations in Peru and Mexico where our operations are subject to periodic inspections by the relevant governmental authorities.  These laws and regulations govern, among others: health and safety workplace conditions, including with respect to high risk labor and the handling, storage and disposal of chemical and other hazardous substances.  We believe our operations are in compliance in all material respects with applicable health and safety laws and regulations in the countries in which we operate.  Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future could increase our operating costs and adversely affect our financial results of operations and cash flows”.

SOUTHERN COPPER CORPORATION
11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028
Phone: (602) 494-5328 - Fax: (602) 494-5317

Annex 1.A to this letter contains a brief description of the Company's safety and health requirements and activities.  Annex 1.B contains a list of the Mexican and Peruvian laws and regulations relating to the Company's safety and health requirements and activities.

Reserves page 70

2.
Please note that proven and probable reserves presented in accordance with Industry Guide 7 may be combined as “proven and probable” only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined.  Absent this condition, proven and probable reserves cannot be readily segregated.  Please disclose your reserves at your various operations as “proven” reserves or “probable” reserves.

We will segregate in future filings our reserves as proven and probable.  As of December 31, 2009 our proven reserves represented 74% of the total of our reserves.

Cananea Strike page 82

3.
We note your discussion of the present status of your Cananea operation.  Please expand your filing to include a discussion of your estimated expenditures required to restore the operation to a producing operation after you regain control of the mine.  Additionally, please expand your discussion of your San Martin and Taxco properties to include relevant information regarding the status of these operations which are experiencing work stoppages as well.

We are awaiting the enforcement by Federal and State authorities in Mexico of the ruling related to the termination of the labor relations at Cananea.  Only upon such enforcement will we be able to regain control of the mine.  Once we regain control of the Cananea mine and assess the damages to the facilities, we will, with the support of experts; be in a position to determine the estimated expenditures required to restore our production operations in such mine.

Regarding the Taxco and San Martin mines we will expand our disclosure in future filings as follows:

“The San Martin and Taxco mines have been on strike since July 2007. On December 10, 2009, a Mexican federal tribunal confirmed the legality of the San Martin strike.  In the case of the Taxco mine, following the workers’ refusal to allow exploration for new reserves, the Company commenced litigation proceedings seeking to terminate labor relationships with workers at the Taxco mine (including the related collective bargaining agreement).  We expect  the Federal Labor Court will issue a ruling on this case within the next 3 months.

In 2009, more than 40% of the workers of the San Martin mine and 50% of the workers of the Taxco mine, have voluntarily requested severance payments and have terminated their labor relationship with the Company.”

SOUTHERN COPPER CORPORATION
11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028
Phone: (602) 494-5328 - Fax: (602) 494-5317

Closing Comments

As requested in your letter, Southern Copper acknowledges the following:

•	Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

*          *          *

Should you have any questions about the responses in this letter, kindly contact our general counsel, Armando Ortega, at 011 5255-1103-5130.

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and CEO

SOUTHERN COPPER CORPORATION
11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028
Phone: (602) 494-5328 - Fax: (602) 494-5317

ANNEX 1.A

BRIEF DESCRIPTION OF THE SAFETY AND HEALTH ACTIVITIES AND REQUIREMENTS

The Company’s operations are subject to safety and occupational health laws and regulations in Peru and Mexico which are subject to periodic audits by the relevant government authorities.  These rules include, among other features: safety and health at work, safety on high risk labor, handling, storage and disposal of chemical and dangerous substances, safety conditions at work with power and other.

A list of the health and safety laws and regulations applicable to our Mexican and Peruvian operations is included in Annex 1.B.

Mexican operations:

In Mexico, the Company’s health, hygiene and safety programs are those requirements and regulations established in the Federal Labor Law and the Federal Regulation of Safety and Hygiene at work which are enforced by the official Mexican regulations of the Secretary of Labor and Social Welfare.

The Company’s safety programs to comply with those requirements are included in the Self Management Labor Program on Safety and Hygiene (“Programa de Autogestión en Seguridad y Salud en el Trabajo” (“PASST”)) in which all our Mexican companies are subscribers.  As part of the compliance with the PASST all the Mexican properties of the Company are in the process of obtaining the OHSAS 18001-2007 Standard Certification.  Also, the Company prepares and submits electronic reports to the Mexican Secretary of Labor and Social Welfare.

The Secretary of Labor and Social Welfare required the Company to report within 72 hours every accident that has occurred at its facilities which are then included in the National report of accidents.  Lost time-injury and fatal injury frequency rates are not required by the Mexican authorities.

Peruvian operations:

Our Peruvian operations are subject to the Safety and Health requirements established by the Ministry of Energy and Mines (“MINEM”) which are included for the most part in the Regulation of Mining Safety and Hygiene, the General Mining Law and other laws and regulations detailed in Annex 1.B.  Also, the legal mandate requires the Company to meet with several standards for high risk works including work at altitude, work in high temperature places and work with electricity and radioactivity.

The annual Company’s safety programs to achieve these requirements are prepared by the safety departments at each of our units and are subject to management approval and monthly evaluations and adjusted if necessary.  This legal program includes qualitative and quantitative measures as well as time limits of execution.  It is also a legal requirement to submit to MINEM the Company’s Annual Program of Mining Safety and Hygiene prepared by the Company’s Safety Committee as well as an annual report of activities.

Based on legal requirements, the Company has established General Internal Regulations on Safety and Mining Hygiene, a procedure for third parties’ access to the operation and administrative areas of the Company and Internal Safety Regulations on Electrical Activities.

All the Company’s mining safety and heath activities are subject to annual audits by the OSINERGMIN (“Organismo Supervisor de la Inversión en Energía y Minería”) the Peruvian mining organization which regulates, supervises and oversees compliance with legal and technical dispositions related to the activities in the electricity, hydrocarbon and mining industries. Comments and recommendations make by OSINERGMIN should be implemented at the time specified and reported to them.  In addition, for the last two years, our Safety and Heath System at Work is subject to an annual external audit required by the MIMEM and the Ministry of Labor and Employment Promotion.  Also, our Ilo Refinery’s Integrated Management System of rules OSHAS 18001, ISO14000 and ISO 9000 are subject to annual audits.

Regarding the accident and injury statistics and reports there are some notifications, actions and reports required by the governmental authorities with time limits according to law. For example, monthly accident statistics should be reported to MIMEM no later than the 10 first days of the next month.  Each incapacitated accident is reported to the Ministry of Labor and to the Social Security system, if there is an accident which affects a group of people, this is also should be reported to OSINERGMIN which will audit the case.

ANNEX 1.B

HEALTH AND SAFETY LAWS AND REGULATIONS

The following list includes the principal health and safety laws and regulations applicable to our Mexican and Peruvian operations:

MEXICAN OPERATIONS

SECURITY RULES:
•	NOM-001-STPS-2008. Buildings, places and facilities
•	NOM-002-STPS-2000. Prevention, Protection and to fight fires
•	NOM-004-STPS-1999. Systems and mechanism of security on Machinery
•	NOM-005-STPS-1998. Handling, transportation and storage of danger substances
•	NOM-006-STPS-2000. Handling and storage of materials
•	NOM-020-STPS-2002. Containers subject to pressure and boilers
•	NOM-022-STPS-2008. Static electricity
•	NOM-027-STPS-2008. Cutting and welding
•	NOM-029-STPS-2005. Maintenance of electric facilities

ORGANIZATION RULES:
•	NOM-017-STPS-2008. Equipment for personal protection on Chemical substances
•	NOM-019-STPS-2004. Commissions of Safety and Hygiene
•	NOM-021-STPS-1994. Reports of Risks at Work
•	NOM-026-STPS-2008. Safety signs and colors
•	NOM-028-STPS-2004 Safety on Chemical Substances Process
•	NOM-030-STPS-2010. Safety and Healthy Prevention Services

HEALTH RULES:
•	NOM-010-STPS-1999. Contamination by Chemical Substances
•	NOM-011-STPS-2001. Noises
•	NOM-012-STPS-1999 Ionic Radiation
•	NOM-015-STPS-2001 Thermal Conditions Elevated or Low
•	NOM-024-STPS-2001 Vibrations
•	NOM-025-STPS-2008. Illuminations

SPECIFIC RULES:
•	NOM-016-STPS-2001 Railroad Maintenance and Operation
•	NOM-023-STPS-2003 Work on mines

PERUVIAN OPERATIONS

LABOR MATTERS:

•	D.S. Nº 007-2005-TR Regulations on health and safety at work
•	Law No. 28806, General Law of Inspection at Work
•	Law Nº 28048, Protective Law in favor of Pregnant Women

ENERGY AND MINES

•	D.S. Nº 046-2001-EM Regulation on Mining Safety and Hygiene
•	OSINERGMIN Res. N° 324-2007-OS/CD Rulings on Supervision of Mining Activities by OSINERGMIN
•	OSINERGMIN Res. N° 185-2008-OS/CD fines and penalties
•	DS N° 016-2009 - EM Audits to Management Systems on Safety and Health at Work
•	R.M. N° 037-2006-MEM/DM National code of energy use
•	R.M. Nº 161-2007-MEM/DM Regulations of Safety and Health labor in the electrical activities

•	Res. 059-2009-OS/CD Information System of Electric Accidents
•	D.S. Nº 052-93-EM Safety Regulations on storage of hydrocarbons
•	D.S. Nº 026-94-EM Safety Regulations for the transport of hydrocarbons
•	DS_065_2008-EM Safety Regulations of hydrocarbon activities
•	D.S. Nº 009-97-EM Safety Radiological Regulations
•	Law Nº 28028 Use of Ionic Radiation Sources

HEALTH:
•	D.S. Nº 015-2005-SA Regulations on Permissible Value Limits of Chemical Agents in a Working Environment
•	D.S. Nº 003-98-SA Social Security supplemental regulations for risk work
•	D.S. Nº 009-97-SA List of Professional disease
•	R. S December 17, 1946 Regulations of Physical, chemical and bacteriological requirements and LMP for drinking water quality

TRANSPORT:
•	D.S. Nº 016-2009-MTC National Regulations for Transit and its supplements and amendments
•	D.S. Nº 058-2003-MTC National Regulations for Vehicles
•	D.S. Nº 017-2009-MTC National Regulations for Public Transport
•	Law N° 29237 Law for the National System of Technical Inspections to Vehicles
•	Law Nº 29365 Driving Licenses
•	D.S. Nº 032-2005-MTC National Regulations on Railroads and annex

PORT AUTHORITY:
National Rule on Safety and Port Occupational Safety
•	D.S. Nº 008-2008-MTC General regulations on Port transgressions and sanctions
•	Res. N° 011-2006-APN/DIR National regulation establishing the use of personal protection equipment in port and port premises
•	RAD Nº 010-2007-APN/DIR National regulations on port safety in order to obtain a Safety certificate in port premises

CIVILIAN DEFENSE
•	D.S. Nº 066-2007-PCM Regulations on Technical Inspections on Safety to Civilian Defense
•	Law N° 28551 Contingencies plans
•	Law N° 28976 Operating licenses
•	R.J. Nº 106-2009 Technical Inspections on Health services